UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                    SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                         BOONTON ELECTRONICS CORPORATION
                                (Name of Issuer)

                     Common Stock, par value $0.10 per share
                           (Title of Class of Securities)

                                    099257107
                                (CUSIP Number)

                                 Victor Tolan
                               G.E.M. USA, Inc.
                               c/o Metrix U.S.A.
                             231 E. Imperial #240
                             Fullerton, CA 92635
                                (714) 525-7595

    (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                October 21, 1996
         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box /  /.

Check the following box if a fee is being paid with the statement
/ /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


                                                             Page 2 of 6 Pages

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              SCHEDULE 13D

CUSIP No. 099257107

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      G.E.M. USA, Inc.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) /  /
                                                                  (b) /  /

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

      WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED   / /
    PURSUANT TO ITEMS 2(d) or 2(e)

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

NUMBER OF            7. SOLE VOTING POWER
SHARES                  260,300
BENEFICIALLY         -----------------------------------------
OWNED BY             8. SHARED VOTING POWER
EACH REPORTING          Reference is hereby made to Article V of the
PERSON WITH             Shareholder's and Voting Agreement dated
                        October 21, 1996 attached as Exhibit B.
                     ------------------------------------------
                     9. SOLE DISPOSITIVE POWER
                        260,300
                     ------------------------------------------
                     10. SHARED DISPOSITIVE POWER
                         N/A

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       260,300

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES                                                            /  /


                                                            Page 3 of 6 Pages

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      15.905%

14. TYPE OF REPORTING PERSON

      CO
                                SCHEDULE 13D
                            CUSIP NO. 099257107
                              OCTOBER 21, 1996

Item 1.       Security and Issuer.

              Common stock, par value $0.10 per share
              Boonton Electronics Corporation
              25 Eastmans Road
              Parsippany, New Jersey 07054

Item 2.       Identity and background.

(a)    G.E.M. USA, Inc.
(b)    c/o Metrix, S.A.
       B.P. 330
       74943 Annecy-le-Vieux Cedex
       France
(c)    N/A
(d)    No
(e)    No
(f)    Delaware - U.S.A.


(a)    General de Messure et de Maintenance
         Electronique S.A.
(b)    c/o Metrix, S.A.
       B.P. 330
       74943 Annecy-le-Vieux Cedex
       France
(c)    N/A
(d)    No
(e)    No
(f)    France


(a)    Daniel Auzan
(b)    16 rue Joseph Cugnot
       6000 Beauvais
       France
(c)    President of GEM and GMME
(d)    No
(e)    No
(f)    France


                                                             Page 4 of 6 Pages

(a)    Michel Boulanger
(b)    16 rue Joseph Cugnot
       6000 Beauvais
       France
(c)    Secretary and Treasurer of GEM and CFO of GMME
(d)    No
(e)    No
(f)    France


(a)    Victor Tolan
(b)    231 E. Imperial Highway #250
       Fullerton, CA 92635
(c)    Vice President of GEM and Sales Director of GMME
(d)    No
(e)    No
(f)    U.S.A.

Item 3.       Source and Amount of Funds.

              $200,000.00 in working capital of G.E.M. USA, Inc. from the capital contribution of General de Messure et de Maintenance Electronique, S.A.

Item 4.       Purpose of Transaction.

              The securities are being acquired for
              investment purposes.

              (a)    G.E.M. USA, Inc. has an option to
                     purchase an additional 443,700 shares of common stock in Boonton Electronics Corporation and has a right of first refusal to purchase (i) additional shares of Boonton Electronics Corporation pursuant to Section 4 of that certain Subscription and Option Agreement dated February 23, 1996 (filed with original
                     Schedule 13D), and (ii) the shares of
                     John M. Young, Ronald T. DeBlis and Jack
                     Frucht under certain circumstances.
                     Reference is hereby made to that certain
                     Subscription and Option Agreement dated
                     October 21, 1996 and the Shareholders'
                     and Voting Agreement dated as of October
                     21, 1996 attached hereto as Exhibits and incorporated herein by reference.

              (b)    None.

              (c)    None.


                                                             Page 5 of 6 Pages

              (d) Reference is hereby made to Article V of the Shareholders' and Voting Agreement.

              (e) Reference is hereby made to Article V of the Shareholders' and Voting Agreement.

              (f) Reference is hereby made to Article V of the Shareholders' and Voting Agreement.

              (g) Reference is hereby made to Article V of the Shareholders' and Voting Agreement and Section 4.3 of the Subscription and Voting Agreement.

              (h)    None.

              (i)    None.

              (j)    None.

Item 5.              Interest in Securities of the Issuer.

              (a) 260,300 shares of common stock owned by G.E.M. USA, Inc., representing approximately 15.905% of the outstanding stock of Boonton Electronics Corporation, with the option to acquire an additional 443,700 shares of common stock representing, after the issuance thereof,approximately 33.84% of the outstanding stock of Boonton Electronics Corporation.

              (b)    260,300 direct.
                     Reference is hereby also made to Article
                     V of the Shareholders' and Voting
                     Agreement.

              (c)    None.

              (d) Reference is hereby made to Article V of the Shareholders' and Voting Agreement.

              (e)    N/A.

Item 6.              Contracts, Agreements, Understandings, etc.

              Reference is hereby made to (i) the
              Subscription and Option Agreement dated
              February 23, 1996 (a copy of which was filed with the original Schedule 13D), (ii) the Subscription and Option Agreement dated

                                                             Page 6 of 6 Pages

              October 21, 1996 attached hereto as Exhibit A, and (iii) the Shareholders' and Voting
              Agreement dated October 21, 1996 attached hereto as Exhibit B.

Item 7.              Exhibits.

              (a)    Subscription and Option Agreement dated
                     October 21, 1996 by and between Boonton
                     Electronics Corporation and G.E.M. USA,
                     Inc.

              (b) Shareholders' and Voting Agreement dated as of October 21, 1996 by and among G.E.M. USA, Inc., Ronald T. DeBlis, Jack
                     Frucht, John Young and Boonton
                     Electronics Corporation.

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  G.E.M. USA, Inc.


                                  By:  /s/ Daniel Auzan
                                       ----------------------
                                       Daniel Auzan, President

DATED:  October 21, 1996